      Seward & Kissel LLP
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www.sewkis.com

March 19, 2021

Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
Registration Statement on Form N-14
File No. 333-252522

Dear Mr. Sutcliffe:

In a telephone conversation with Lancelot A. King on March 19, 2021, you conveyed a comment of the staff of the Securities and Exchange Commission (the “Staff”) on Pre-Effective Amendment No. 3 (filed on March 18, 2021) to the registration statement filed on Form N-14 (the “Registration Statement”) of North Square Investments Trust (the “Registrant”).

The Staff’s comment and Registrant’s response thereto are provided below.  As discussed in the telephone conversation, the change referenced below will be reflected in the Proxy Statement/Prospectus in the Rule 497 filing made after the Registration Statement is declared effective.

Comment:
The Staff notes that in the first paragraph under “Summary Comparison of the Funds – Performance Information,” the disclosure inadvertently references “December 31, 2019” as the date of the performance data instead of December 31, 2020.

Response:	The inadvertent reference to December 31, 2019 will be changed to December 31, 2020 in the Rule 497 filing.

*          *          *

If you have any additional comments or questions, please contact Robert M. Kurucza at (202) 661-7195 or Lancelot A. King at (202) 661-7196.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

/s/ Lancelot A. King
Lancelot A. King

cc: Alan E. Molotsky, Esq.